December 22, 2004

United States

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.

                  Re: Fusion Telecommunications International, Inc. Registration Statement on Form S-1

                       Filed on November 12, 2004
                       File No.: 333-120412

Dear Ms. Grant:

        On behalf of Fusion Telecommunications International, Inc., electronically transmitted please find Amendment No. 1, which has been marked to show changes from the original filing. This response letter has been numbered to coincide with your comment letter.

Comment 1. THROUGHOUT YOUR PROSPECTUS, PLEASE OFFER A MORE SPECIFIC DESCRIPTION OF YOUR BUSINESS OPERATIONS AND LESSEN THE DOMINANCE OF YOUR GENERAL DISCUSSION ABOUT THE ENTIRE VOICE-OVER-INTERNET-PROTOCOL INDUSTRY AND INTERNET USAGE. INCLUDE CLEAR DISCLOSURE OF YOUR CURRENT OPERATIONS AND THE TYPES OF PRODUCTS AND SERVICES YOU CURRENTLY OFFER. FOR EXAMPLE, BRIEFLY NOTE IN THE SUMMARY BUT FULLY DESCRIBE IN THE BUSINESS SECTION THE SUBSIDIARIES YOU LIST IN EXHIBIT 21, INCLUDING YOUR OWNERSHIP PERCENTAGE IN THEM, WHAT THEY DO, WHERE THEY ARE LOCATED, ANY OTHER SIGNIFICANT OWNERS, HOW SIGNIFICANT EACH SUBSIDIARY IS TO YOU, AND SO ON. SIMILARLY, DISCUSS YOUR JOINT VENTURES, INCLUDING NOTING ANY SIGNIFICANT PARTNERS, ALSO, CLEARLY INDICATE FROM WHAT GEOGRAPHIC REGION YOU HAVE DERIVED THE MAJORITY OF YOUR REVENUES FROM CUSTOMERS (THE NOTES TO YOUR FINANCIAL STATEMENTS SUGGEST THAT THIS REGION IS THE UNITED STATES). TO THE EXTENT THAT YOU INTEND TO GROW YOUR BUSINESS IN A PARTICULAR REGION, EMPHASIZE THAT THIS IS YOUR INTENT AND INDICATE UPFRONT THE LEVEL OF YOUR GROWTH IN THE AREA.

RESPONSE

      In response to your comment, we have revised the prospectus throughout to clarify and specify the disclosure. We have added a discussion of our ownership in each subsidiary or joint venture and how significant they are to the Company's overall business and clarified that the majority of our revenues are generated from customers in the United States.

Comment 2. SIMILARLY, EXPLAIN UPFRONT IN THE PROSPECTUS SUMMARY WHAT SOFTSWITCH IS AND CLARIFY THROUGHOUT THE PROSPECTUS THE EXTENT TO WHICH YOU HAVE USED IT AND HOW IT ENABLES YOU TO IMPROVE YOUR DEPLOYMENT OF PRODUCTS AND SERVICES AND EXPAND YOUR CAPACITY. WE NOTE YOUR STATEMENT ON PAGE 25 THAT "[I]N THE THIRD AND FOURTH QUARTER OF 2004, [YOU] EXPECT TO EXPERIENCE A TEMPORARY DECLINE IN REVENUES DURING- AND IMMEDIATELY FOLLOWING, THE MIGRATION TO THE NEW SOFTSWITCH TECHNOLOGY." IN ADDITION, ON PAGE 32 YOU STATE "[T]HE 2004 ESTIMATED CAPITAL EXPENDITURES INCLUDE A SIGNIFICANT INVESTMENT WE ARE MAKING TO UPGRADE OUR SWITCHING AND TRANSMISSION SYSTEMS UTILIZING THE SOFTSWITCH TECHNOLOGY." THEN ON PAGE 33 YOU REFER TO APPROXIMATELY $400,000 IN COSTS RELATED TO YOUR "NEW SOFT SWITCH." IS THIS IS A NEW VERSION OF SOFTSWITCH TECHNOLOGY? WHEN DID YOU START RELYING ON SOFTSWITCH TO PROVIDE YOUR SERVICES TO CUSTOMERS?

RESPONSE

      We have clarified what Softswitch technology is and how it enables the Company to improve its services. The original reference on page 33 to the $400,000 in purchase commitments which related to our new softswitch has been removed as a liability and is reflected in the September 30, 2004 capital leases line item in the summary of contractual obligations. In addition, we added a disclosure discussing the total softswitch investment in the "First Nine Months 2004" section of Company Highlights on page 26. We began to rely on Softswitch in October 2004.

Comment 3. INCLUDE ITEM 201 OF REGULATION S-K DISCLOSURE, PARTICULARLY ITEMS 201(a)(2) AND (b). NOTE THAT YOU SHOULD PROVIDE THE INFORMATION AS OF A RECENT DATE.

RESPONSE

      We have included Item 201 disclosure as of a recent date.

Comment 4. WE NOTE THAT YOU INCLUDE INDUSTRY RESEARCH FOR ESTIMATED GROWTH DATA AND OTHER FIGURES CITED THROUGHOUT THE DOCUMENT, SUCH AS THOSE PROVIDED BY INSIGHT RESEARCH CORPORATION, GARTNER INC, RADICATI GROUP, PRIMETRICA INC., INTERACTIVE DATA CORPORATION, AND INFONETICS RESEARCH. PLEASE PROVIDE US WITH MARKED COPIES OF ANY MATERIALS THAT SUPPORT THESE AND OTHER THIRD PARTY STATEMENTS, CLEARLY CROSS-REFERENCING A STATEMENT WITH THE UNDERLYING FACTUAL SUPPORT CONFIRM FOR US THAT THESE DOCUMENTS ARE PUBLICLY AVAILABLE. TO THE EXTENT THAT ANY OF THESE REPORTS HAVE BEEN PREPARED SPECIFICALLY FOR THIS FILING, FILE A CONSENT FROM THE PARTY.

RESPONSE:

      We will include all materials used for factual reliance with the courtesy filing. They are marked to show the statements relied in the prospectus. All of such documents are publicly available.

Comment 5. PLEASE PROVIDE US WITH COPIES OF YOUR ARTWORK PRIOR TO CIRCULATING PRELIMINARY PROSPECTUSES. SINCE WE MAY HAVE COMMENTS THAT COULD RESULT IN MATERIAL REVISIONS TO YOUR ARTWORK, WE SUGGEST THAT YOU PROVIDE US WITH ENOUGH TIME TO FINISH COMMENTING ON YOUR ARTWORK PRIOR TO CIRCULATING PRELIMINARY PROSPECTUSES. IN ORDER TO EXPEDITE THIS PROCESS, YOU MAY SUBMIT YOUR ARTWORK TO US ON A SUPPLEMENTAL BASIS. SEE ITEM VIII OF THE MARCH 31, 2001 QUARTERLY UPDATE TO THE DIVISION OF CORPORATION FINANCE'S "CURRENT ISSUES AND RULEMAKING PROJECTS OUTLINE."

RESPONSE:

      We will provide you copies of our artwork prior to circulation.

         Comment 6. WITH REGARD TO YOUR USE OF EBITDA, PLEASE EXPAND YOUR DISCLOSURES TO DISCUSS WHY YOUR NON-GAAP MEASURE IS RELEVANT SINCE IT EXCLUDES RECURRING CHARGES RELATED TO "DEPRECIATION AND AMORTIZATION," "INTEREST EXPENSE," "LOSS ON IMPAIRMENT," AND "FORGIVENESS OF DEBT." IN THAT REGARD, WE NOTE YOUR CURRENT DISCLOSURES DO NOT PROVIDE ALL OF THE DISCLOSURE ITEMS HIGHLIGHTED IN QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS DOCUMENT ON NON-GAAP MEASURES, DATED JUNE 13, 2003. MOREOVER, WE NOTE THAT YOUR NON-GAAP MEASURE AS CURRENTLY PRESENTED MAY BE PROHIBITED UNDER ITEM 10 S D(UNLESS YOU ARE ABLE TO MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS OF THE MEASURE. ITEM 10(c) OF S-K PROHIBITS THE PRESENTATION OF A NON-GAAP PERFORMANCE MEASURE THAT EXCLUDES RECURRING CHARGES THAT HAVE OCCURRED WITHIN THE PAST TWO YEARS OR ARE REASONABLY LIKELY TO RECUR WITHIN TWO YEARS. THIS PROHIBITION MAY BE OVERCOME IF YOU ARE ABLE TO MEET THE BURDEN OF DEMONSTRATING THE USEFULNESS THE MEASURE AS OUTLINED IN QUESTION 8 OF THE FAQ. PLEASE EITHER DELETE THIS MEASURE, OR REVISE TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 10 OF REGULATION S-K AND QUESTION 8 OF THE FAQ.

RESPONSE:

      We have revised the description of the presentation in response to your comment. We believe this is an important measure as it is commonly used in the telecommunications industry by investors as a factor in analyzing companies and making investment decisions. For example, Adjusted EBITDA eliminates the lack of comparability resulting from companies utilizing varying methods for depreciating and amortizing assets. Going forward, we anticipate that Adjusted EBITDA will be less important in analyzing the business as we do not expect to have such a significant level of non recurring transactions and charges which resulted from the repositioning of our business. Also, it should be noted that our intent in including forgiveness of debt and loss on impairment in the calculation is really to provide clarity and a meaningful amount investors can use when comparing us to other companies and not in order to reflect more consistent earnings. Also, significant disclosures have been made to clarify the non-GAAP measure. In summary, the Company believes that its Adjusted EBITDA analysis, coupled with its financials prepared in accordance with GAAP, provide investors a clear presentation of the Company's financial performance and economic condition.

Comment 7. WE NOTE THAT YOUR DEFINITION OF EBITDA DEFINES EBITDA AS, "NET INCOME
(LOSS)  (ADJUSTED FOR LOSS ON IMPAIRMENTS AND FORGIVENESS OF DEBT) BEFORE INCOME
(LOSS) FROM DISCONTINUED OPERATIONS, INTEREST EXPENSE AND DEPRECIATION AND AMORTIZATION." PLEASE REFER TO QUESTION 14 OF OUR FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES THAT CLARIFIES THAT "EARNINGS" AS USED IN THE COMMONLY USED METRIC "EBITDA" IS INTENDED TO MEAN NET INCOME
(LOSS) PRESENTED IN THE STATEMENT OF OPERATIONS UNDER GAAP, WITHOUT THE ADJUSTMENTS INCLUDED IN YOUR DEFINITION. PLEASE SEE OUR ADOPTING RELEASE, THAT STATES THAT NON-GAAP MEASURES THAT ARE CALCULATED DIFFERENTLY THAN EBITDA SHOULD NOT BE CHARACTERIZED AS EBITDA. IN ORDER TO AVOID INVESTOR CONFUSION, PLEASE REVISE THE TITLE OF THIS MEASURE AND PROVIDE A DEFINITION THAT IDENTIFIES CLEARLY HOW THE MEASURE IS BEING CALCULATED AND HOW THE CALCULATION OF YOUR NON. GAAP MEASURE DIFFERS FROM THE MOST DIRECTLY COMPARABLE GAAP MEASURE, NET INCOME
(LOSS).

RESPONSE

      We have revised the description of the presentation in response to your comment.

Comment 8. WHEN DEMONSTRATING THE USEFULNESS OF THE NON-GAAP MEASURE, PLEASE REFRAIN FROM USING BOILERPLATE AND PROVIDE A STATEMENT THAT IS SPECIFIC TO YOU, THE PARTICULAR MEASURE, THE NATURE OF YOUR BUSINESS AND THE MANNER IN WHICH YOUR MANAGEMENT ASSESSES THE MEASURE AND APPLIES IT TO MANAGEMENT DECISIONS. YOUR STATEMENT SHOULD WORK ONLY REGARDING THIS MEASURE AT THIS TIME; IF YOUR STATEMENT IS READILY TRANSFERABLE TO OTHER USES OF NON-GAAP MEASURES BY YOU OR EVEN TO OTHER COMPANIES' USE OF NON-GAAP MEASURES, IT IS PROBABLY BOILERPLATE. SEE ITEM 10(e)(1)(i) OF REGULATION S-I. ALSO PLEASE REFER TO OUR CONDITIONS FOR USE OF NON. GAAP FINANCIAL MEASURES RELEASE AVAILABLE ON OUR WEBSITE AT http://www.sec.gov/rules/final/33-8176 htm, AND REVISE YOUR DOCUMENT ACCORDINGLY.

RESPONSE

      We have revised the description of the presentation in response to your comment.

Comment 9. LIMIT YOUR PROSPECTUS COVER PAGE TO THE INFORMATION REQUIRED BY ITEM 50I OF REGULATION S-K. IN THIS REGARD, YOU SHOULD REDUCE THE EXTENSIVE
DISCUSSION CONCERNING WHEN YOU MAY REDEEM THE WARRANTS. IN THIS CASE, THIS INFORMATION IS EITHER NOT REQUIRED BY ITEM 501 OR NOT SO HIGHLY MATERIAL TO AN INVESTMENT DECISION AS TO MERIT INCLUSION ON THE COVER PAGE- SIMILARLY REVISE THE COVER PAGE OF THE SELLING SHAREHOLDER PROSPECTUS, WHICH EXCEEDS THE ONE PAGE LIMIT AND CONTAINS UNNECESSARY, IMMATERIAL AND REDUNDANT INFORMATION.

RESPONSE

      We have revised the cover pages of the prospectus and the alternate prospectus in response to your comment.

Comment 10. WE NOTE YOU INCLUDE ITEM 501(b)(3) OF REGULATION S-K OFFERING PRICE INFORMATION ONLY ON A PER SECURITY BASIS, BUT THE ITEM REQUIRES YOU TO INCLUDE THIS INFORMATION FOR THE TOTAL AMOUNT OF THE OFFERING, TOO, PLEASE REVISE.

RESPONSE

      We have revised the offering price information to include information for the total amount of the offering.

Comment 11. REVISE YOUR DISCLOSURE THROUGHOUT TO REMOVE UNNECESSARY CAPITALIZED TERMS AND DEFINED TERMS. IN THIS REGARD, PLEASE DELETE THE SECOND SENTENCE OF THE INTRODUCTORY PARAGRAPH ON PAGE 3. ONCE YOU MAKE YOUR DISCLOSURE CLEAR FROM THE CONTEXT, YOU WILL NOT NEED TO DEFINE TERMS SUCH AS "WE," "OUR" AND "US." SIMILARLY, REVISE TO DELETE ANY UNNECESSARY PARENTHETICAL DEFINITIONS, SUCH AS "EFONICA," WHEN THE MEANING OF THE TERM IS CLEAR FROM THE CONTEXT IN ADDITION, THE REMAINDER OF THE NEXT PARAGRAPH DOES NOT SERVE AS AN INTRODUCTION TO YOUR SUMMARY AND SHOULD BE DELETED AS IT IS REDUNDANT OF THE INFORMATION THAT APPEARS ON PAGE 6.

RESPONSE

      We have revised the disclosure to include definitions of the terms in response to your comment.

Comment 12. PLEASE GENERALLY REVISE YOUR REGISTRATION STATEMENT TO ELIMINATE TECHNICAL AND BUSINESS JARGON FROM THE PROSPECTUS SUMMARY AND TO REDUCE THE AMOUNT OF JARGON THROUGHOUT THE REST OF THE PROSPECTUS. FOR EXAMPLE, CONSIDER REPLACING TERMS SUCH AS "VOICE TERMINATION," "END-TO-END NETWORKS" AND "TIER-ONE INTERNET BACKBONE PROVIDERS" WITH CLEAR CONCRETE EVERYDAY LANGUAGE.

RESPONSE

      We have revised the disclosure to include definitions of the terms in response to your comments.

Comment 13. PLEASE REVISE TO DECREASE THE LENGTH OF YOUR SUMMARY IT SHOULD DISCUSS ONLY THE KEY ASPECTS OF THE OFFERING AND YOUR OPERATIONS. MUCH OF THE DISCUSSION YOU CURRENTLY INCLUDE DOES NOT APPEAR SO HIGHLY MATERIAL TO MERIT INCLUSION IN THE SUMMARY. FOR EXAMPLE, CONSIDER ELIMINATING HERE THE EXTENSIVE STRATEGY DISCUSSION, WHICH IS MORE APPROPRIATE FOR YOUR BUSINESS SECTION. AS PART OF YOUR REVISIONS, ENSURE THAT YOU PROVIDE A BALANCED DISCUSSIONS BY DISCUSSING THE FOLLOWING IN THE SUMMARY.

      o THAT YOU HAVE NOT GENERATED POSITIVE CASH FLOWS FROM OPERATIONS AND HAVE INCURRED SIGNIFICANT OPERATING AND NET LOSSES SINCE YOUR INCEPTION;

      o THAT FROM YOUR INCEPTION YOU HAVE FINANCED YOUR OPERATIONS FROM CASH PROVIDED FROM FINANCING ACTIVITIES'

      o THE AMOUNT OF YOUR NET LOSSES FOR THE LAST THREE FISCAL YEARS AND PERIODS IN 2004;

      o IN GENERAL TERMS, YOUR CORPORATE STRUCTURE, E.G., WHETHER YOU OPERATE THROUGH SUBSIDIARIES, NOTING ANY DOMINANT SUBSIDIARIES OR SEGMENTS;

      o THAT YOU HAVE DERIVED THE MAJORITY OF YOUR REVENUES FROM CUSTOMERS IN THE UNITED STATES; AND

      o THE PERCENTAGE OF YOUR REVENUES ATTRIBUTABLE TO EACH OF THE SERVICES LISTED ON PAGE 4.

RESPONSE

         We have revised the disclosure in response to your comments.

Comment 14. WE NOTE YOUR STATEMENT ON PAGE 3 THAT "WE CONTROL OUR NETWORK AND SERVICE OFFERINGS FROM A CENTRAL LOCATION IN THE UNITED STATES." PLEASE NOTE HERE AND EXPLAIN FURTHER IN YOUR BUSINESS SECTION WHERE THIS LOCATION IS AND HOW YOU ARE ABLE TO CONTROL YOUR OFFERINGS FROM ONE LOCATION.

RESPONSE

         We have revised the disclosure in response to your comments.

Comment 15. WE NOTE YOUR STATEMENT ON PAGE 3 THAT "[IN THE SPRING OF 2000, [YOUR BOARD OF DIRECTORS ASSEMBLED A NEW MANAGEMENT TEAM WHO RESTRUCTURED AND REFINED [Y]OUR BUSINESS AND CORPORATE STRATEGY. AS PART OF THIS REFINEMENT AND RESTRUCTURING THE COMPANY EXITED NON-CORE OPERATIONS AND FOCUSED ON EMERGING MARKETS AND NEW SERVICES, SUCH AS VOLP." PLEASE NOTE HERE AND DESCRIBE FURTHER IN YOUR BUSINESS SECTION WHAT THE "NON-CORE OPERATIONS" THAT YOU EXITED WERE AND WHY YOU DID SO.

RESPONSE

         We have revised the disclosure in response to your comments.

Comment 16. WE NOTE YOUR STATEMENT ON PAGE 6 THAT ALL INFORMATION IN THE PROSPECTUS ASSUMES SERIES C PREFERRED STOCK WILL BE CONVENED INTO 3,141,838 SHARES OF YOUR COMMON STOCK. PLEASE BRIEFLY NOTE HERE THE BASIS FOR THUS ASSUMPTION. ALSO REVISE THE LAST BULLET POINT TO IDENTIFY THE SECURITY INTO WHICH THE PROMISSORY NOTES WILL CONVERT,

RESPONSE

      Under the terms of the series C preferred stock it automatically converts into the 3,141,838 shares. We have noted the basis for this conversion. We have revised the last bullet point as requested.

Comment 17. WE NOTE YOUR REFERENCE IN NOTE 3 TO "A TRANSACTION THAT OCCURRED SUBSEQUENT TO JUNE 30, 2004, WHEREBY THE COMPANY RECEIVED NET CASH PROCEEDS OF $1,330,000 ($1,400,000 FOR A CONVERTIBLE NOTE NET OF A $70,000 ADVISORY FEE) AND REFINANCED $1,108,333 OF EXISTING NOTES PAYABLE AND ACCRUED INTEREST IN EXCHANGE FOR A CONVERTIBLE NOTE " PLEASE EXPLAIN HERE AND ELSEWHERE THE TYPE OF TRANSACTION AND REASON FOR IT.

RESPONSE

      We have added an  explanation  of the  transaction  and the reason for it.

RISK FACTORS.

Comment 18. PLEASE MOVE,  TO FOLLOW YOUR FIRST RISK FACTOR,  THOSE RISK FACTORS,
SUCH  AS  "WE  HAVE  SUBSTANTIAL  PAST  DUE  LIABILITIES,"   THAT  CONCERN  YOUR
LIABILITIES, SOME OF WHICH ARE PAST DUE AND PAYABLE ON DEMAND.

RESPONSE

      We have moved up the risk factor regarding overdue liabilities to a more prominent position.

Comment 19. PLEASE REVISE EACH RISK FACTOR CAPTION SO THAT IT REFLECTS THE RISK THAT YOU DISCUSS IN THE TEXT. CURRENTLY, MANY OF YOUR RISK FACTOR CAPTIONS ARE UNDULY VAGUE, SUCH AS "CERTAIN OF OUR COMPETITORS ARE EMERGING FROM BANKRUPTCY" ON PAGE 11, AND DO NOT DISCUSS ADEQUATELY THE RISK THAT FOLLOWS. OTHER RISK FACTOR CAPTIONS MERELY STATE A FACT ABOUT YOU, SUCH AS "WE HAVE A HISTORY OF OPERATING LOSSES" AND "WE MAY BE UNABLE TO MANAGE OUR GROWTH ... " ON PAGE 9; OR ALLUDE TO A FUTURE EVENT, SUCH AS "IN ADDITION TO NEW REGULATIONS BEING ADOPTED, EXISTING LAWS MAY BE APPLIED,.." ON PAGE 14. THESE ARE ONLY EXAMPLES, REVISE THROUGHOUT TO IDENTIFY BRIEFLY IN YOUR CAPTIONS THE RISKS THAT RESULT FROM THE FACTS OR UNCERTAINTIES. POTENTIAL INVESTORS SHOULD BE ABLE TO READ THE RISK FACTOR CAPTIONS AND COME AWAY WITH AN UNDERSTANDING OF WHAT THE RISK IS AND THE RESULT OF THE RISK AS IT SPECIFICALLY APPLIES TO YOU AS A GENERAL RULE, YOUR REVISED CAPTIONS SHOULD WORK ONLY IN THIS DOCUMENT. IF THEY ARE READILY
TRANSFERABLE TO OTHER COMPANIES' DOCUMENTS, THEY ARE PROBABLY TOO GENERIC. PLEASE REVISE ACCORDINGLY.

RESPONSE

      We have revised the risk factor captions to state what the risks are and to make them less generic.

Comment 20.  PLEASE  AVOID THE GENERIC  CONCLUSIONS  IN YOUR RISK FACTORS THAT A
RISK COULD HAVE A MATERIAL ADVERSE EFFECT OR IMPACT ON YOU. THIS DOES NOT REPRESENT MEANINGFUL DISCLOSURE, INSTEAD, PLEASE REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF THE POSSIBLE IMPACT UPON YOUR OPERATING RESULTS, BUSINESS, LIQUIDITY, CASH FLOW, FINANCIAL CONDITION, SHARE PRICE, ETC. FOR EXAMPLE, IN THE RISK FACTOR BEGINNING "BREACHES IN OUR NETWORK SECURITY SYSTEMS" ON PAGE 13, SINCE YOU HAVE EXPERIENCED THE BREACHES IN THE PAST, PLEASE DESCRIBE BOW SUCH BREACHES IMPACTED YOUR BUSINESS AND RESULTS OF OPERATIONS. ALSO ASSESS THE LIKELIHOOD OF THE RISK.

RESPONSE

      We have specified the potential result of the risk factors to be more specific. Where possible, we have also quantified the effects and assessed the likelihood of the risk. As is common in all risk factor presentation, the Company states the risks that it believes are material for an investor to be aware of. It is often difficult to assess the likelihood of the risk occurring particularly when trying to avoid the use of ameliorative language.

Comment 21. WE NOTE THAT YOU INCLUDE MITIGATING LANGUAGE IN SOME OF YOUR RISK FACTORS. PLEASE REVISE TO REMOVE MITIGATING LANGUAGE IN YOUR RISK FACTOR DISCLOSURE, INCLUDING:

The penultimate sentence in "We need to retain key management personnel...." on page 12.

The first, third and fifth sentences in "We are exposed to fluctuations in exchange rates and exchange control regulations" on page 14.

RESPONSE

      We have went through the risk factor section and eliminated language that we believe to be ameliorative.

Comment 22. WE NOTE YOUR STATEMENT THAT "CERTAIN" OF YOUR INDEBTEDNESS IS PAYABLE ON DEMAND. PLEASE REVISE TO INCLUDE THE AMOUNT OF YOUR INDEBTEDNESS THAT IS PAYABLE ON DEMAND SO THAT INVESTORS MAY BETTER UNDERSTAND YOUR CURRENT FINANCIAL SITUATION.

RESPONSE

      We have quantified the amount of indebtedness.

Comment 23. IN EACH CASE, PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE LIKELIHOOD OF THE RISK. HAVE YOU HAD DIFFICULTY IN THE PAST OBTAINING AN ADEQUATE SUPPLY FROM A PARTICULAR PROVIDER? HAVE YOU HAD DIFFICULTIES WITH A PARTICULAR JOINT VENTURE PARTNER IN THE PAST, OR IS THERE A RISK THAT A JOINT VENTURE PARTNER WOULD HAVE MORE INFLUENCE IN THE CASE OF DIFFICULTIES DUE TO ITS BEING LOCAL?

RESPONSE

      We have made revisions in the risk factors to address your comments. Although the Company has not had any difficulty obtaining adequate supplies from a particular provider, the Company believes that it is a risk that should be disclosed. The Company has only had one instance where it had difficulty with a joint venture partner which instance has been added.

Comment  24.  QUANTIFY  THE  PORTION  OF  YOUR  REVENUES   ATTRIBUTABLE  TO  THE
CONSOLIDATION OF YOUR JOINT VENTURES SO THAT SECURITY HOLDERS MAY ASSESS THE EXTENT OF THE LOSS YOU MENTION HERE.

RESPONSE

      We have quantified the portion of revenues attributable to the joint ventures in order to allow investors to assess the economic relevance of the joint ventures.

Comment 25. PROVIDE EXAMPLES OF RECENT NETWORK SHUT DOWNS YOU HAVE EXPERIENCED AND QUANTIFY THE NEGATIVE IMPACT ON YOUR REVENUE AND CASH FLOWS AS A RESULT OF THE SHUT DOWNS, TO THE EXTENT PRACTICABLE.

RESPONSE

      We have added the requested disclosure.

Comment 26. PLEASE REVISE THIS RISK FACTOR TO CLEARLY STATE AND EXPLAIN A RISK TO INVESTORS. STATE WHAT ADVERSE EFFECT MAY OCCUR AND WHAT MAY CAUSE IT. SIMILARLY REVISE YOUR OTHER RISK FACTORS AS APPROPRIATE, INCLUDING "THE MEMBERS OF THE ESTEL JOINT VENTURE ARE CONSIDERING SELLING THE JOINT VENTURE..." AND "THE OFFERING PRICE OF OUR SECURITIES IS ARBITRARY" ON PAGE 15.

      There may be substantial sales of our common stock... page 16.


RESPONSE

      We have revised the language in response to your comment.

Comment 27. REVISE TO ADDRESS THE POTENTIAL ADVERSE EFFECT ON THE MARKET PRICE OF THE COMMON STOCK DUE TO THE SALES OF THE SHARES UNDERLYING YOUR WARRANTS.

RESPONSE

      We have revised the language in response to your comment.

Comment 28. PLEASE REVISE THIS RISK FACTOR TO MENTION THE EFFECTIVE REGISTRATION STATEMENT CONDITION TO THE INCREASE IN EXERCISE PRICE.

RESPONSE

      We have revised the language in response to your comment.

Comment 29. PLEASE INCLUDE IN YOUR TABLE HOW YOU EXPECT TO ALLOCATE THE NET PROCEEDS OF THE OFFERING IF THE UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT OPTION.

RESPONSE

      We have revised the language in response to your comment.

Comment 30. WE NOTE THAT YOU INTEND TO APPLY MORE THAN ONE-THIRD OF THE NET PROCEEDS FROM THE OFFERING ON "WORKING CAPITAL AND GENERAL CORPORATE PURPOSES," REVISE TO MORE SPECIFICALLY IDENTIFY THE PURPOSES FOR WHICH THIS BALANCE OF THE NET PROCEEDS IS EXPECTED TO BE USED AND QUANTIFY THE AMOUNT INTENDED TO BE
ALLOCATED TO EACH PURPOSE; IT IS NOT APPROPRIATE NOR HELPFUL DISCLOSURE TO INVESTORS TO AGGREGATE THOSE PURPOSES UNDER A GENERIC CATEGORY SUCH AS "WORKING CAPITAL AND GENERAL CORPORATE PURPOSES."

RESPONSE

      We have made an attempt to reduce the amount of proceeds expected to be allocated to working capital. Please note that the Company believes that the balance now allocated to working capital is necessary and that the Company is not able to allocate the proceeds with more specificity.

Comment 31. PLEASE INDICATE THAT RATE AT WHICH YOU PAID DIVIDENDS TO THE HOLDERS OF YOUR SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK AND IN WHAT AMOUNTS OF COMMON STOCK YOU MADE PAYMENT. ALSO INDICATE WHAT YOU MEAN BY AND STATE "THE DATE OF THEIR CONVERSION."

RESPONSE

      We have added the requested disclosure.

Comment 32. PLEASE QUANTIFY THE DILUTION TO NEW INVESTORS IF YOUR UNDERWRITERS FULLY EXERCISE THEIR OVER-ALLOTMENT OPTION.

RESPONSE

      We have added the requested disclosure.

Comment 33. PLEASE DISCLOSE AND QUANTIFY THE FURTHER DILUTION TO NEW INVESTORS THAT WILL OCCUR UPON EXERCISE OF ANY OF YOUR OUTSTANDING STOCK OPTIONS AND WARRANTS.

RESPONSE

      We have added the requested disclosure.

Comment 34. IN YOUR DISCUSSION OF RESULTS OF OPERATIONS BEGINNING ON PAGE 27, YOU ATTRIBUTE THE CHANGE TO SEVERAL FACTORS, WITHOUT QUANTIFYING OR INDICATING THE RELEVANT WEIGHT OF ALL MATERIAL FACTORS FURTHER, IT IS NOT CLEAR FROM THIS DISCUSSION IF PRICING PRESSURES, CHANGES IN THE SERVICE MIX OF BUSINESSES AND CHANGES IN THE GEOGRAPHICAL MIX OF BUSINESSES IMPACTED REVENUE, COST OF SERVICES, OR BOTH. FOR EACH PERIOD PRESENTED REVISE TO:

      o CLEARLY DISCLOSE AND QUANTIFY EACH MATERIAL FACTOR THAT CONTRIBUTED TO THE CHANGE IN REVENUES, COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE COSTS;

      o PROVIDE INSIGHT INTO THE UNDERLYING BUSINESS DRIVERS OR CONDITIONS THAT CONTRIBUTED TO THESE CHANGES; AND

      o DESCRIBE ANY KNOWN TRENDS OR UNCERTAINTIES THAT HAVE HAD OR YOU EXPECT MAY REASONABLY HAVE A MATERIAL IMPACT ON YOUR OPERATIONS AND IF YOU BELIEVE THAT THESE TRENDS ARE INDICATIVE OF FUTURE PERFORMANCE.

Please refer to Item 303 of Regulation S-IC and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at:
http://vrvw.sec.gov/tules/interp/33-8350.htm.

RESPONSE

      Management has modified the MD&A disclosure to provide a more precise understanding of the material factors for changes in the Company's operating performance and underlying reasons, as well as describing known trends or uncertainties and whether they will have an impact on the Company's performance going forward.

Comment 35. WITH REGARD TO A DISCUSSION OF ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES, EXPLAIN WHETHER AND WHY YOU EXPECT REVENUES TO INCREASE, DECREASE, OR REMAIN THE SAME IN THE UPCOMING YEAR. ALSO, DISCUSS WHETHER, WHEN AND TO WHAT EXTENT YOU EXPECT TO SHOW NET INCOME, ESPECIALLY IN LIGHT OF YOUR RELATIVELY HIGH COST OF REVENUES. YOU MUST PROVIDE DISCLOSURE SO THAT YOUR INVESTORS CAN EASILY UNDERSTAND THE REASONS FOR YOUR HISTORICAL NEGATIVE RESULTS AND WHETHER AND THE EXTENT TO WHICH MANAGEMENT EXPECTS THESE TO CONTINUE.

RESPONSE

      Management has modified the disclosure in response to your comment.

Comment 36. FOR ALL PERIODS PRESENTED, PLEASE ALSO DISCUSS AND ANALYZE THE PROFITABILITY MEASURE OF EACH SEGMENT CONSISTENT WITH THOSE DISCLOSED IN YOUR GEOGRAPHICAL SEGMENT INFORMATION FOUND ON PAGE F-51, AS IS REQUIRED BY FINANCIAL REPORTING RELEASE NO. 36 (FINANCIAL REPORTING CODIFICATION, SECTION 501.06.a).

RESPONSE

      The Company does not believe that it operates in segments and accordingly has not provided the segment information. As set forth in our more detailed response in Comment #98, the Company currently operates under one reportable segment.

Comment 37. PLEASE DISCUSS YOUR PLAN FOR THE "INTERNATIONAL DEPLOYMENT INCLUDING PURCHASE OF BUSINESS LICENSE, NETWORK EQUIPMENT AND SECURING LETTERS OF CREDIT AND BONDS" AS MENTIONED ON PAGE 33.

RESPONSE

      Management has modified the disclosure in response to your comment.

Comment 38. WE NOTE YOUR EMPLOYMENT AGREEMENT WITH YOUR PRESIDENT AND CHIEF OPERATING OFFICER ACCORDING TO WHICH HE RECEIVES A SALARY OF $250,000 PER YEAR STARTING NOVEMBER 2004.. CONSIDERING YOUR ACCUMULATED DEFICIT SINCE INCEPTION AND LIMITED ACCESS TO SIGNIFICANT ADDITIONAL FUNDS, PLEASE DISCLOSE HOW YOU INTEND TO FUND THE SALARY GOING FORWARD.

RESPONSE

      Management has modified the disclosure in response to your comment.

Comment 39. PLEASE INDICATE ON PAGE 33 THE "VOLUNTARY CONVERSION PRICE" AT WHICH THE SERIES C PREFERRED MAY CONVERT.

RESPONSE

      We have added the conversion price at which the series C preferred stock will convert upon the closing of the offering.

Comment 40. IN ORDER TO PROVIDE A BETTER UNDERSTANDING OF THE COMPANY'S FUTURE OBJECTIVES, PLANS AND ITS ABILITY TO COMPLETE THOSE PLANS, PLEASE EXPAND YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES TO PROVIDE A CLEAR PICTURE OF YOUR COMPANY'S ABILITY TO GENERATE CASH AND MEET EXISTING AND KNOWN OR REASONABLY LIKELY SHORT-TERM AND LONG-TERM CASH REQUIREMENTS. ALSO PROVIDE A MORE DETAILED ANALYSIS OF THE FACTORS CONTRIBUTING TO THE VARIABILITY AND UNCERTAINTIES OF CASH FLOWS. FOR EXAMPLE DISCUSS THE IMPACT OF DEFERRED REVENUE, CASH RECEIPTS FROM SALES AND CASH PAYMENTS FOR EXPENDITURES.

RESPONSE

      Management has modified the disclosure in response to your comment.

Comment 41. WE NOTE THAT YOU ENTERED INTO A NUMBER OF FORMAL JOINT VENTURE AGREEMENTS WITH CERTAIN PARTNERS.. PLEASE EXPLAIN WHY THE PROVISIONS OF FIN 46(R) DID NOT HAVE A MATERIAL IMPACT ON YOUR CONSOLIDATED FINANCIAL STATEMENTS.

RESPONSE

      Management  has  modified  the  disclosure  in response  to your  comment.

Comment 42. DESCRIBE THE GENERAL DEVELOPMENT OF YOUR BUSINESS DURING THE PAST FIVE YEARS. SEE ITEM 101(a) OF REGULATION S-K. INCLUDE IN YOUR DISCUSSION THE DIFFERENCES IN YOUR BUSINESS SINCE 2000.

RESPONSE

      We have modified the disclosure in response to your comment.

Comment 43. PLEASE IDENTIFY YOUR OPERATING SEGMENTS AND PROVIDE THE INFORMATION CALLED FOR BY ITEM 101(b) OF REGULATION S-K, SUCH AS REVENUES FROM EXTERNAL CUSTOMERS AND A MEASURE OF PROFIT OR LOSS AND TOTAL ASSETS FOR EACH OF THE LAST THREE FISCAL YEARS.

RESPONSE

      The Company does not believe that it operates in segments and accordingly has not provided the segment information. As set forth in the more detailed response to this issue in Comment #98, the Company currently operates under one reportable segment, whereby management employs one engineering department and operations center which oversees the operations of all its revenue streams.

Comment 44. CURRENTLY, YOU DISCUSS YOUR GROWTH STRATEGY PRIOR TO DISCUSSING YOUR ACTUAL BUSINESS OPERATIONS, SO THAT READERS HAVE THE APPROPRIATE CONTEXT AND BACKGROUND IN ASSESSING YOUR STRATEGY, MOVE UPFRONT YOUR DISCUSSION OF YOUR PRODUCTS AND SERVICES. IN THE DISCUSSION OF YOUR PRODUCTS AND SERVICES, PLEASE INCLUDE, AMONG OTHER THINGS, A DESCRIPTION OF YOUR PRINCIPAL PRODUCTS AND SERVICES IN EACH SEGMENT AND THE PRINCIPAL MARKETS FOR, AND DISTRIBUTION METHODS OF, THESE PRODUCTS AND SERVICES. SINCE YOUR TOTAL REVENUES DID NOT EXCEED $50 MILLION DURING ANY OF SUCH FISCAL YEARS, STATE THE AMOUNT OR PERCENTAGE OF TOTAL REVENUE CONTRIBUTED BY ANY CLASS OF SIMILAR PRODUCTS OR SERVICES THAT ACCOUNTED FOR 10 PERCENT OR MORE OF YOUR CONSOLIDATED REVENUES IN EACH OF THE LAST THREE FISCAL YEARS OR 15 PERCENT OR MORE OF YOUR CONSOLIDATED REVENUES. SEE ITEM 101(e)(1)(i) OF REGULATION S-K.

RESPONSE

      We have modified the order in response to your comment. We have also quantified the percentage of revenues derived from the Company's primary products and services.

Comment 45. PLEASE NAME ANY CUSTOMER AND ITS RELATIONSHIP WITH YOU IF SALES TO THE CUSTOMER BY ONE OR MORE OF YOUR SEGMENTS WERE MADE IN AN AGGREGATE AMOUNT EQUAL TO 10 PERCENT OR MORE OF YOUR CONSOLIDATED REVENUES AND THE LOSS OF SUCH CUSTOMER WOULD HAVE A MATERIAL ADVERSE EFFECT ON YOU AND YOUR SUBSIDIARIES TAKEN AS A WHOLE, SEE ITEM 101(c)(vii) OF REGULATION S-IC FILE ANY MATERIAL CONTRACTS WITH THESE PARTIES AS EXHIBITS TO THE REGISTRATION STATEMENT PURSUANT TO ITEM 601(b)(l 0) OF REGULATION S-K. ALSO DESCRIBE YOUR CONTRACTS WITH MAJOR
CUSTOMERS. FOR EXAMPLE, DISCLOSE WHETHER YOU HAVE SHORT-TERM OR MEDIUM-TERM CONTRACTS AND/OR WHETHER THESE CUSTOMERS MAY TERMINATE CONTRACTS OR ORDERS AT ANY TIME WITHOUT PENALTY.

RESPONSE

      The two customers that accounted for more than 10% of the Company's revenues have been disclosed. Please note, as set forth in our detailed response to comment #98, the Company does not believe that it operates in segments.

the loss of such customers would be material. Company to confirm]. We have added disclosure regarding the nature of its contracts where material we have filed agreements as exhibits.

Comment 46. PLEASE GENERALLY REVISE THIS DISCUSSION TO CLARIFY HOW ANY MARKET NUMBERS YOU STATE ARE RELATED TO YOUR BUSINESS, DISCLOSE HOW MANY INTERNET USERS USE YOUR PRODUCTS AND GENERATE REVENUES FOR YOU.

RESPONSE

      We have revised the disclosure in response to your comment.

Comment 47. TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO DISCLOSURE UNDER ITEMS 101 (c)(viii) AND (xi) OF REGULATION S-K.

RESPONSE

      We have revised the disclosure in response to your comment.

Comment 48. PLEASE INCLUDE THE FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS REQUIRED BY ITEM 101(d) OF REGULATION S-K, OR TELL US SUPPLEMENTALLY WHY YOU BELIEVE IT IS NOT REQUIRED HERE.

RESPONSE

      We have provided the relevant disclosure about geographical areas.

Comment 49. PROVIDE SPECIFIC TIMEFRAMES FOR YOUR PLANS DISCUSSED THROUGHOUT THIS SECTION, SUCH AS PROVIDING SERVICES TO CABLE OPERATORS AND YOUR INTENDED EXPANSION INTO INTERNATIONAL MARKETS.

RESPONSE

      We have provided the timeframes for our plans to provide service to cable operators and with regard to our continued expansion into international markets.

Comment 50. WE NOTE YOUR STATEMENTS ON PAGE 38 DESCRIBING YOUR BELIEF THAT YOU "ARE POISED TO ... CONTINUE TO EXPAND THE NUMBER OF INTERNATIONAL PARTNERSHIPS ,
AND LEVERAGE, OUR EXISTING INTERNATIONAL  PARTNERSHIPS...." PLEASE DESCRIBE YOUR
EXISTING INTERNATIONAL PARTNERSHIPS, WHO THE PARTNERS ARE, WHAT SERVICES THE PARTNERSHIPS PROVIDE, AND WHERE THE PARTNERSHIPS ARE LOCATED.

RESPONSE

      We have added a description of the Company's international partnerships.

Comment 51. WE NOTE YOUR DESCRIPTION ON PAGE 39 OF THE KEY ATTRIBUTES OF YOUR NETWORK. PLEASE EXPLAIN WHAT YOU MEAN BY "OPEN STANDARD COMPLIANCE," "DISTRIBUTED ARCHITECTURE" AND "POLICY BASED ROUTING."

RESPONSE

      We have clarified the terms.

Comment 52. WE NOTE YOUR STATEMENT ON PAGE 40 THAT "[A]S A RESULT OF OUR GEOGRAPHIC COVERAGE, WE HAVE BEEN ASKED BY SEVERAL LARGO COMMUNICATION CARRIERS TO POTENTIALLY BE THEIR SUBCONTRACTOR FOR SERVICES IN REGIONS THEY DO NOT OTHERWISE COVER." PLEASE INDICATE THE STATUS OF YOUR NEGOTIATIONS CONCERNING THESE REQUESTS.

RESPONSE

      We have added a discussion of the status of subcontractor arrangements.

Comment 53. WE NOTE YOUR SENTENCE BEGINNING "[I]N COUNTRIES WHERE WE DO NOT HAVE FACILITIES," ON PAGE 40, HOWEVER, IN YOUR PROPERTIES SECTION ON PAGE 52 YOU LIST ONLY LOCATIONS WITHIN THE UNITED STATES. PLEASE REVISE YOUR DISCLOSURE HERE AND IN THE PROPERTIES SECTION TO CONSISTENTLY PRESENT THE ACTUAL EXTENT OF YOUR LOCATIONS AND OPERATIONS.

RESPONSE

      The only material facilities are those identified. However, we have added disclosure in the properties section and on page 42 of the business section with respect to facilities outside the United States.

Comment 54. WE NOTE YOUR PARAGRAPH CONCERNING THE PERCENTAGE OF REVENUES FROM TELCO GROUP AND QWEST. PLEASE CLARIFY WHETHER THE COMPANIES WERE YOUR CUSTOMERS AND WHAT YOU SOLD TO THEM SINCE IT IS NOT CLEAR FROM THE PLACEMENT OF THIS PARAGRAPH IN YOUR MARKETING SECTION.

RESPONSE

      Telco Group and Qwest were the Company's customers who accounted for more than 10% of revenues and are thus required to be disclosed. These customers purchased voice termination services from the Company.

Comment 55. REVISE TO DESCRIBE MORE FULLY THE NATURE OF YOUR STRATEGIC AND JOINT VENTURES DISCLOSE THE MATERIAL TENTS OF THE AGREEMENTS, INCLUDING THE EXPIRATION DATES, EXCLUSIVITY PROVISIONS, CONSIDERATION PAID TO ENTER THE AGREEMENTS, FEE-SHARING ARRANGEMENTS, ETC.

RESPONSE

      We have expanded the disclosure as requested.

Comment 56. WE NOTE YOUR SUBSECTION "EASE OF DEPLOYMENT" ON PAGE 43. PLEASE EXPLAIN TO WHAT EXTENT YOUR OPERATIONS REQUIRE REGIONAL POINTS OF PRESENCE.

RESPONSE

      We have added the requested disclosure.

Comment 57. WE NOTE YOUR DESCRIPTION OF THE BENEFITS OF VoIP. PLEASE ALSO DESCRIBE ANY CURRENT DRAWBACKS WITH THE TECHNOLOGY AND WITH A COMPANY'S OPERATIONS BEING INCREASINGLY DEPENDENT ON PROVIDING VoIP IN EMERGING MARKETS SO THAT INVESTORS MAY HAVE A MORE BALANCED PICTURE.

RESPONSE

      We have modified the disclosure in response to your comment.

Comment 58. SINCE YOU OFTEN CITE INFORMATION FROM www.internetworldstats.com, AND ITS INFORMATION ON THE GROWTH OF INTERNET USE SEEMS TO BE LESS CONSERVATIVE THAN THAT OF OTHER SOURCES YOU CITE, PLEASE TELL US SUPPLEMENTALLY WHY YOU BELIEVE ITS INFORMATION IS IMPORTANT FOR INVESTORS IN ASSESSING YOUR BUSINESS.

RESPONSE

      We believe that it is important for investors to understand the growth of use of the Internet in the areas that the Company seeks to provide services in. www.Internetworldstats.com provides the most comprehensive site for all regions of the world, including world population and third world internet statistics. It has both regional and country links. Because of the Company's emphasis on emerging markets, the Company feels that this data more accurately portrays the growth of the internet outside the developed world. In addition, it is the most frequently updated site, last updated for example November 30, 2004, and it draws data on internet usage from data provided by Nielson/Net Ratings, by the International Telecommunications Union, and from various network information centers. For these reasons, the company believes that the information cited offers the most complete and accurate picture of the growth of the internet worldwide.

Comment 59. DISCUSS IN GREATER DETAIL YOUR COMPETITION'S DISADVANTAGES IN RELATION TO YOU AND HOW THIS AFFECTS YOUR COMPETITIVE POSITION WITHIN YOUR MARKETS. TO THE EXTENT REASONABLY KNOWN, PROVIDE QUANTIFIED DISCLOSURE OF YOUR MARKET SHARES IN EACH OF YOUR MARKETS. SEE ITEM 101 (c)(x) OF REGULATION S-K.

RESPONSE

      We have added the relevant disclosure.

Comment 60. PLEASE BRIEFLY DESCRIBE OTHER MATERIAL TERMS OF THE EMPLOYMENT AGREEMENT WITH MATTHEW ROSEN, INCLUDING TRIGGERS, SUCH AS A CHANGE IN CONTROL OF FUSION, FOR COMPENSATION IN THE EVENT HIS EMPLOYMENT IS TERMINATED WITHOUT CAUSE.

RESPONSE

      We have added the requested disclosure.

Comment 61. TELL US WHAT CONSIDERATION YOU HAVE GIVEN REGARDING DISCLOSURE UNDER
ITEM 4026) OF REGULATION SAC.

RESPONSE

      The Company's Compensation and Nominating Committee was approved by the Board of Directors in November, 2004. No member of our compensation and Nominating Committee was, during the last fiscal year, either an officer or employee of the Company or any subsidiary or formerly an officer of the Company or any subsidiary. Only Mr. Medina had a relationship requiring disclosure under
Item 404 of Regulation S-K and such disclosure is contained in the Company "Certain Relationships and Related Transactions."

RESPONSE

      We have added the requested disclosure.

Comment 62. FOR EACH RELATED PARTY, PLEASE DISCUSS HOW TRANSACTION PRICES WERE DETERMINED BY THE PARTIES AND WHETHER YOU BELIEVE THE TERMS OF THE TRANSACTIONS ARE COMPARABLE TO TERMS YOU COULD OBTAIN FROM INDEPENDENT THIRD PARTIES.

RESPONSE

      We have added the requested disclosure.

Comment 63. TELL US SUPPLEMENTALLY WHEN ANY LOAN AMOUNTS WERE CONVERTED INTO SHARES OF COMMON STOCK AND THE BASIS FOR THE STATED CONVERSION PRICES.

RESPONSE

      The dates that the loans were converted have been added. All of the loans were converted into common stock as part of offerings that the Company conducted and were converted on the same price terms as non-affiliated investors purchased in those offerings.

Comment 64. WE NOTE YOUR DESCRIPTION ON PAGE 61 OF FUSERA LLC'S LOAN TO YOU AND YOUR SECURITIES GRANTS TO ITS MEMBERS, WHICH INCLUDE MEMBERS OF YOUR MANAGEMENT. PLEASE INCLUDE THIS DISCLOSURE HERE.

RESPONSE

      The requested disclosure has been added.

Comment 65. IDENTIFY THE NATURAL PERSON WHO CONTROLS SANDY BEACH INVESTMENTS.

RESPONSE

      The requested disclosure has been added.

Comment 66. PLEASE INDICATE UNDER WHAT SECURITIES ACT EXEMPTION THE STOCK OPTION GRANTS WERE MADE THAT ARE DESCRIBED IN THE LAST SENTENCE OF NOTE 6 TO THE OWNERSHIP TABLE.

RESPONSE

      The requested disclosure has been added.

Comment 67. PLEASE EXPLAIN WHY, UPON THE CLOSING OF THE OFFERING, ALL OUTSTANDING SHARES OF SERIES C PREFERRED STOCK WILL BE CONVERTED INTO COMMON STOCK AND WARRANTS AND BOW THE TERMS OF CONVERSION WERE DETERMINED.

RESPONSE

      The terms of the conversion were set forth in the Certificate of Designation for the series C preferred stock. It provides for automatic conversion upon the closing of an initial public offering of the Company's securities. These terms were negotiated with Kirlin Securities, who acted as placement agent in the series C offering.

Comment 68. TELL US SUPPLEMENTALLY WHEN YOU CONVERTED, OR PLAN TO CONVERT, YOUR OUTSTANDING COMMON STOCK INTO CLASS A COMMON STOCK AND WHY. ALSO, WE NOTE THAT THE CERTIFICATE OF INCORPORATION, AS AMENDED, THAT YOU FILED AS EXHIBIT 3.1 DOES NOT INDICATE YOU HAVE AUTHORIZED 21 MILLION SHARES OF CLASS A COMMON STOCK PLEASE EXPLAIN TO US WE MAY HAVE FURTHER COMMENTS.

RESPONSE

      We converted our outstanding common stock into class A common stock on December 22, 2004 after obtaining approval for such conversion at a special meeting of our stockholders on December 10, 2004. The reason for the conversion was to ensure that all current stockholders would have a one-year lock-up on their ability to sell any shares into the market. The new amendment to the Certificate of Incorporation has now been filed as part of exhibit 3.1.

Comment 69. DISCLOSE THE MATERIAL TERMS OF THE PURCHASE WARRANTS THAT HOLDERS OF SERIES C PREFERRED STOCK WILL RECEIVE UPON CONVERSION OF THEIR SHARES INTO COMMON STOCK OR CLARIFY, IF TRUE, THAT THE TERMS WILL BE IDENTICAL TO THE PURCHASE WARRANTS THAT YOU ARE OFFERING IN THE INITIAL PUBLIC OFFERING.

RESPONSE

      The holders of series C preferred stock will receive warrants that are identical to the purchase warrants. In fact, the warrants that they receive are the purchase warrants and will be tradeable as such. Please note that in the Summary Section it states that there will be 6,466,838 purchase warrants outstanding after the offering.

Comment 70. PLEASE ALSO DESCRIBE ANY CONVERSION OR REDEMPTION PROVISIONS CONCERNING EACH OF THE SECURITIES.

RESPONSE

      All of the conversion or redemption provisions are disclosed, except for the redemption terms of the series C preferred stock which will automatically convert into common stock and purchase warrants concurrently with the closing of the offering.

Comment 71. INCLUDE A DESCRIPTION OF THE RANGE OF WARRANT EXERCISE PRICES, AND DESCRIBE ANY PROVISIONS FOR CHANGES TO OR ADJUSTMENTS IN EXERCISE PRICES.

RESPONSE

      The requested disclosure has been added.

Comment 72. WE NOTE YOUR STATEMENT ON PAGE 71 THAT KIRLIN SECURITIES IS ACTING AS THE REPRESENTATIVE OF THE UNDERWRITERS. PLEASE INCLUDE THE NAMES OF THE OTHER UNDERWRITERS.

RESPONSE

      They have not yet been determined. We will supply the names of the underwriters in a subsequent amendment.

Comment 73. INCLUDE MENTION OF THE MERGER, ACQUISITION AND OTHER BUSINESS ARRANGEMENT AGREEMENT THAT YOU INTEND TO ENTER INTO WITH KIRLIN SECURITIES, THE FORM OF WHICH YOU HAVE ATTACHED AS EXHIBIT 1.3.

RESPONSE

      The third paragraph on Page 72, discusses the merger, acquisition and other business arrangement agreement. The fee payable is 5%, and term of the agreement is five years. This paragraph was included in the initial filing. Please advise if further disclosure is required.

Comment 74. PLEASE PROVIDE THE UNDERWRITERS' COMPENSATION TABLE REQUIRED BY ITEM 508(e) OF REGULATION S-K.

RESPONSE

      The  underwriting   section  has  been  amended  to  include  a  table  of
underwriting compensation. This table will be completed after the NASD review of compensation is finalized.

Comment 75. WE NOTE THAT THE REPRESENTATIVE WILL BE RECEIVING AN OPTION TO PURCHASE SHARES AND WARRANTS, PLEASE ADVISE WHETHER THESE SHARES AND WARRANTS, AND THE SHARES UNDERLYING THE WARRANTS, ARE CONSIDERED UNDERWRITER COMPENSATION UNDER THE REGULATIONS OF THE NASD. ALSO EXPLAIN FOR US THE PURPOSE OF HAVING THE REPRESENTATIVE PURCHASE THE OPTION FOR $100.

RESPONSE

      The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                            Without
                                     Per Share  Per Warrant  option  With Option

Public offering price..........          $           $          $         $
Discount.......................          $           $          $         $
Non-accountable Expense
Allowance (1) .................          $           $          $         $
Proceeds before expenses (2)...

----------
(1) The non-accountable expenses allowance is not payable with respect to the securities sold upon exercise of the underwriters' over-allotment option.

(2)   The offering expenses are estimated at $365,000.

RESPONSE

      The representative purchase option consisting of the right to purchase up to an aggregate of 332,500 shares of common stock and 332,500 purchase warrants will be considered underwriting compensation. Kirlin Securities has submitted to the NASD its proposed compensation package, and it is being reviewed. The purpose of the $100 purchase price for the representative's purchase option is to represent nominal consideration for the representative's purchase option (e.g., "for $10 and other good and valuable consideration, the receipt of which is hereby acknowledged..."). In addition, the $100 provides the representative with a paid tax basis.

Comment 76. DISCUSS ANY CONFLICT OF INTEREST THAT MAY BE PRESENTED BY THE SALE OF THE PURCHASE OPTION TO THE REPRESENTATIVE OR ADVISE US WHY YOU BELIEVE THERE IS NONE.

RESPONSE

      We do not believe there is any conflict of interest presented by the sale of the purchase option to the representative. The terms of the purchase option were arrived at through arms-length negotiations as were the other items of compensation to be received by the representative and underwriters. Further, we are advised that the terms of the purchase option comply with NASD guidelines for the receipt by the representative.

Comment 77. PLEASE FURNISH TO US SUPPLEMENTALLY A STATEMENT AS TO WHETHER OR NOT THE AMOUNT OF COMPENSATION TO BE ALLOWED OR PAID TO THE UNDERWRITERS, INCLUDING THE REPRESENTATIVE'S RECEIPT OF THE OPTION TO PURCHASE COMMON STOCK AND WARRANTS, HAS BEEN CLEARED WITH THE NASD. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE NASD INFORMING THAT THEY HAVE NO ADDITIONAL CONCERNS.

RESPONSE

      Kirlin Securities has submitted its compensation package to the NASD through a filing on COBRADesk. The compensation terms and amount are being reviewed by the NASD. The compensation has not yet been cleared. Kirlin Securities will be providing the NASD with the name of the SEC reviewer in its next submission, and it will arrange for the NASD examiner to contact the SEC examiner prior to effectiveness to inform the SEC that there are no additional comments. The names of the reviewers at the NASD are Nilla Salonen and Joani Ward, and their telephone number is 240-386-4623.

Comment 78. IDENTIFY ANY MEMBERS OF THE UNDERWRITING SYNDICATE THAT WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY. IF YOU BECOME AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES OR DISTRIBUTIONS AFTER YOU RESPOND TO THIS COMMENT, PROMPTLY SUPPLEMENT YOUR

RESPONSE TO IDENTIFY THOSE MEMBERS AND PROVIDE US WITH A DESCRIPTION OF THEIR PROCEDURES.

BRIEFLY DESCRIBE ANY ELECTRONIC DISTRIBUTION IN THE FILING.

Also, tell us how your  procedures  ensure that the  distribution  complies with
Section 5 of the Securities Act. In particular, please address:

      o     THE COMMUNICATIONS USED;

      o     THE AVAILABILITY OFF THE PRELIMINARY PROSPECTUS;

      o THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, SUCH AS THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND

      o     THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE PRICE.

ALTERNATIVELY, TO THE EXTENT THAT OUR DIVISION HAS REVIEWED YOUR PROCEDURES, PLEASE CONFIRM THIS AND TELL US IF YOU HAVE CHANGED OR REVISED YOUR PROCEDURES SUBSEQUENT TO OUR CLEARANCE.

FURTHER, TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAVE APPEARED ON THEIR WEBSITE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE.

FINALLY, TELL US WHETHER ANY MEMBERS OF THE SELLING GROUP HAVE MADE COPIES OF THE PRELIMINARY PROSPECTUS AVAILABLE OVER THE INTERNET. IF SO, TELL US WHEN. IF NOT, TELL US IF THEY INTEND TO DO SO. IN THIS REGARD, NOTE THAT WE WOULD CONSIDER THIS POSTING A CIRCULATION OF THE PRELIMINARY PROSPECTUS.

We may have further comments.

RESPONSE

      Kirlin Securities has advised us that no members of the syndicate will engage in any electronic offer, sale or distribution of the shares. We will promptly supplement this response if we become aware that any syndicate members engage in electronic offers, sales or distributions. It is only expected that the syndicate members will distribute copies of the prospectus by email, in a PDF or similar format, so that it replicates the prospectus as filed. Syndicate members will maintain records of its distribution in the same manner as maintained for paper copies of the prospectus. No offering materials will be available over the Internet, and it is not intended that any materials, including copies of the preliminary and final prospectus, will be available from the underwriters or the company over the Internet. The underwriters and company do not have any arrangements with any third party to host or access the preliminary prospectus on the Internet, and do not contemplate employing any such arrangements.

Comment 79. PLEASE ADVISE US WHETHER OR NOT YOU INTEND TO RESERVE SHARES FOR SALE TO YOUR DIRECTORS, EMPLOYEES, AND OTHERS. IF SO, SUPPLEMENTALLY DESCRIBE THE MECHANICS OF HOW AND WHEN THESE SHARES WERE OR WILL BE OFFERED AND SOLD TO INVESTORS IN THE DIRECTED SHARE PROGRAM FOR THIS OFFERING. FOR EXAMPLE, TELL US HOW THE PROSPECTIVE RECIPIENTS AND NUMBER OF RESERVED SHARES ARE DETERMINED. TELL US HOW AND WHEN THE ISSUER AND UNDERWRITER NOTIFIED OR WILL NOTIFY THE DIRECTED SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. DISCUSS THE PROCEDURES THESE INVESTORS MUST FOLLOW IN ORDER TO PURCHASE THE

OFFERED SECURITIES, INCLUDING HOW AND WHEN ANY COMMUNICATIONS ARE SENT OR RECEIVED OR FUNDS ARE RECEIVED BY THE UNDERWRITERS OR YOU. HOW DO THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL
OFFERING TO THE PUBLIC? PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS WITH PROSPECTIVE PURCHASERS ABOUT THE DIRECTED SHARE PROGRAM.

RESPONSE

      It is not intended that any shares of common stock being offered in the offering will be reserved for sale to directors, employees and affiliates of the Company.

Comment 80. PLEASE REVISE THE STATEMENTS TO COMPLY WITH SAB TOPIC 11.13. WE NOTE THAT YOU EXCLUDE DEPRECIATION AND AMORTIZATION FROM THE LINE ITEM FOR "COST OF REVENUES".

RESPONSE

      As noted in SAB Topic 11:B, to the consolidated statements of operations has been revised to include line "cost of revenues, exclusive of depreciation and amortization are shown separately below.

Comment 81. PLEASE DISCLOSE AND TELL US WHETHER THE COMPANY HAS RESTRICTIONS THAT LIMIT THE PAYMENT OF DIVIDENDS. IF YOU DO, DESCRIBE THE MOST SIGNIFICANT RESTRICTIONS ON THE PAYMENT OF DIVIDENDS INDICATING THEIR SOURCES, THEIR PERTINENT PROVISIONS, AND THE AMOUNT OF RETAINED EARNINGS OR NET INCOME RESTRICTED OR FREE OF RESTRICTIONS. SEE RULE 4-08(e)(1) OF REGULATION S-X.

RESPONSE

      Please note there are no appropriations of retained earnings or restrictions on dividends.

Comment 82. PLEASE DISCLOSE AND TELL US WHETHER THE COMPANY HAS SUBSIDIARIES AND/OR INVESTEES WITH RESTRICTIONS THAT LIMIT THE PAYMENT OF DIVIDENDS AND/OR THE TRANSFER OFFENDS TO THE COMPANY, REFERRED TO HERE AS THE PARENT COMPANY. IF YOU DO, PLEASE ABIDE BY THE REQUIREMENTS OF RULE 4-08(e)(3) OF REGULATION S-X.

RESPONSE

      Please  note  there  are  no   appropriations   of  retained  earnings  or
restrictions of dividends relating to the joint ventures.

Comment 83. WE NOTE YOUR STATEMENT THAT "REVENUE IS RECOGNIZED ... WHEN SERVICES HAVE BEEN RENDERED" DISCLOSE IN THIS FOOTNOTE THE NATURE OF EACH OF YOUR SERVICES AND DESCRIBE YOUR REVENUE RECOGNITION POLICY FOR EACH SERVICE IN DETAIL.

RESPONSE

      Please note the footnote has been revised and expanded as follows:

      The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company records provisions against revenue for billing adjustments, which are based upon estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period, as applicable. The Company derives revenue principally from international voice, including VoIP, private networks and Internet services. Variable revenue derived from long distance services is recognized upon completion of a call and is based upon the number of minutes of traffic carried. Revenue from monthly recurring service from long distance, private line and internet services are fixed and recurring in nature and are contracted over a specific period of time. Advanced billings for monthly fees are reflected as deferred revenues and are recognized as revenue at the time the service is provided. VoIP services enables customers, typically international corporations or cable operators, to place voice calls anywhere in the world using their personal computer. The majority of our VoIP services to consumers are prepaid which is initially recorded as deferred revenue. Revenues from VoIP services are recognized based upon the usage of minutes by the consumer. Revenue from equipment sales to facilitate the VoIP services is recorded in accordance with EITF 00-21, "Revenue Arrangements with Multiple Deliveries" and is recognized when title and risk of loss passes to the customer.

Comment 84. WE NOTE YOU HAVE A SIGNIFICANT BALANCE FOR DEFERRED REVENUES. DISCLOSE THE NATURE OF THE REVENUES THAT HAVE RESULTED IN THE DEFERRALS AND DESCRIBE YOUR RECOGNITION POLICY ALSO, DISCLOSE YOUR EXPECTED TIMING FOR RECOGNIZING THESE REVENUES.

RESPONSE

      Please note the footnote disclosure has been expanded as noted above.

Comment 85. WE NOTE THAT THE SERVICES SOLD THROUGH EFONICA ARE ACCOMPANIED BY A HARDWARE DEVICE THAT MAY ALSO BE PURCHASED THROUGH EFONICA. PLEASE DESCRIBE FOR US THE SALES ELEMENTS OF THESE TRANSACTIONS IN MORE DETAIL AND TELL US HOW YOU DETERMINED WHETHER THE HARDWARE DEVICE IS A SEPARATE UNIT OF ACCOUNTING AS CONTEMPLATED BY EITF 00-21. IN PARTICULAR, DESCRIBE FOR US THE REVENUE RECOGNITION POLICY RELATED TO THE INDIVIDUAL COMPONENTS OF THE TRANSACTIONS. IN ADDITION, DISCLOSE THE METHOD USED TO DETERMINE THE INDIVIDUAL COMPONENTS AND THE METHOD USED TO VALUE THEM.

RESPONSE

         As noted in EITF 00-21, the sale of equipment qualifies as separate unit of accounting based upon the following:

      o     The equipment has value on a standalone basis.

      o The invoiced prices of the equipment are competitive in relation to other vendors in the market place.

      o The revenue of the VoIp services is independent from the sale of the equipment because:

            a. The customer if they already have such equipment does not need to purchase equipment from the Company.

            b. The customer may purchase such equipment from other vendors in the market place.

      Revenue from equipment sales is recognized when title and risk of loss passes to the customer. Please note that the Company does not provide the hardware as a "free" part of the sign up for VoIP services. Nor does the Company embed the price of the hardware within the prepayment of the VoIP services. A separate invoice based upon the Company's retail price list is sent to the customer if they choose to purchase such equipment. In addition, please note the revenues from equipment sales are currently a nominal percentage of total revenues.

Comment 86. TELL US WHETHER YOU HAVE REFUNDABLE FEES FOR SERVICES, ALLOWANCES, ETC. IF YOU DO, DISCLOSE THE ACCOUNTING POLICY FOR REFUNDABLE FEES FOR SERVICES, ALLOWANCES, ETC. REFER TO SAB TOPIC 13A4.

RESPONSE

      Please note the Company does not offer refundable fees as noted in SAB 101 Topic 13A4. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed and determinable and collectibility is reasonably assured. The Company records provisions against revenue for billing adjustments, which are based upon estimates derived from factors that include, but are not limited to, historical results, analysis of credits issued, current economic trends and changes in demand. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred or ratably over a contract period, as applicable.

Comment 87. PLEASE INCLUDE A DESCRIPTION OF THE EXPECTED VOLATILITY ASSUMPTIONS USED DURING THE PERIODS PRESENTED TO ESTIMATE THE FAIR VALUE OF OPTIONS. SEE SFAS 123 PARAGRAPH 47 (d).

RESPONSE

      Per SFAS 123 paragraph 20 "A nonpublic entity shall estimate the value of its options based on the factors described in the preceding paragraph, except that a nonpublic entity need not consider the expected volatility of its stock over the expected life of the option. The result of excluding volatility in estimating an option's value is an amount commonly termed minimum value." Minimum value is defined in SFAS 123 as "An amount attributed to an option that is calculated without considering the expected volatility of the underlying stock. Minimum value may be computed using a standard option-pricing model and a volatility of effectively zero...."

      As there is no historical market for the stock of the company for the periods under which the fair value of the options granted is being calculated and assumed, an expected volatility of zero is being utilized for the calculation of the options fair value. The financial statements being resubmitted include modified wording identifying the expected volatility for each reporting period to be 0%.

Comment 88. WITH RESPECT TO EACH JOINT VENTURE, PLEASE CLARIFY FOR READERS HOW IT IS PRESENTED IN YOUR FINANCIAL STATEMENTS, I.E., CONSOLIDATED OR UNDER THE EQUITY METHOD.

RESPONSE

      The financial statements being resubmitted include additional verbiage with respect to the presentation of each of the joint ventures.

      "All joint ventures identified above have been accounted for under the consolidation method of accounting as the Company maintained either a majority equity ownership or a controlling voting interest in the aforementioned joint ventures".

Comment 89. PLEASE TELL US WHETHER THE COMPANY HAS SPECIFIC ASSETS THAT ARE PLEDGED OR SUBJECT TO LIEN. IF YOU DO, IDENTIFY THE ASSETS MORTGAGED, PLEDGED, OR OTHERWISE SUBJECT TO LIEN, AND THE APPROXIMATE DOLLAR AMOUNTS. ALSO IDENTIFY THE OBLIGATIONS COLLATERALIZED. THIS INFORMATION MUST BE PROVIDED FOR ONLY THE MOST RECENT AUDITED BALANCE SHEET PRESENTED, UNLESS THERE HAS BEEN A SIGNIFICANT SUBSEQUENT CHANGE. REFER TO RULE 4-08(b) OF REGULATION S-X.

RESPONSE

      Other than the equipment acquired under capital lease as disclosed in footnote 6, no other liens or encumbrances are attached to the Company's fixed assets.

NOTE 9 - LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS. PAGE F-38

Comment 90. PLEASE DISCLOSE A BRIEF INDICATION OF PRIORITY, IF ANY, FOR YOUR NOTES PAYABLE. ALSO PROVIDE THE BASIS OF CONVERSION FOR EACH OF THE CONVERTIBLE NOTES PRESENTED. SEE REGULATION S-X RULE 5-0222.

RESPONSE

      Footnote 9 includes for each type of debt obligation:

      o The general character of each type of debt (demand note, convertible notes or promissory notes) and rate of interests.

      o The date of maturity-most notes are due on demand as of the balance sheet date unless otherwise disclosed.

      o A brief indication of priority. Excluding the forbearance agreements as disclosed in the last paragraph of footnote 9, no priority exists for the disclosed outstanding indebtedness.

      Footnote 9 includes basis of conversion unless the notes were not convertible upon issuance and were converted upon negotiation between the note holder and the Company.

Comment 91. PLEASE ALSO TELL US HOW YOU DETERMINED THE FAIR VALUE OF A SHARE OF YOUR COMMON STOCK AS OF THE CONVERSION DATES. PLEASE ALSO TELL US HOW YOU DETERMINED THAT THERE WAS NO BENEFICIAL CONVERSION FEATURE FOR EACH OF THE CONVERTIBLE NOTES ISSUED.

RESPONSE

      The fair value of the common stock as of the commitment date was determined based upon the offering price of the most recent private placement of the Company's common stock. At the date of commitment, the conversion prices outlined in each debt issuance was at least equal to or greater than the fair value of the common stock and thus no beneficial conversion features existed.

Comment  92.  WE  NOTE  YOUR  ISSUANCE  OF  WARRANTS  TO  ONE  OF  YOUR  CAPITAL
LEASEHOLDERS IN 2002. PLEASE DISCLOSE YOUR ACCOUNTING FOR THIS ISSUANCE AND ADVISE US, INCLUDING YOUR CONSIDERATION OF EITF 96-18.

RESPONSE

      The financial statements being resubmitted include modified wording indicating that the warrants were valued using the Black-Scholes Option Pricing Model. Due to the immateriality of the warrants, the Company does not feel the benefit of disclosing to the readers of the financial statements that the value associated with the warrants will be amortized to interest expense using the effective interest rate method over the life of the capital lease. With respect to the consideration of EITF 96-18, the last sentence of the second paragraph of the issue states the following: "This Issue does not, however, address the accounting for equity instruments issued to a lender or investor who provides financing to the issuer or issued in a business combination." As the underlying warrants questioned were issued in connection with a capital lease agreement with a lessor, we believe that EITF 96-18 to not pertain to this particular occurrence. The calculation of the fair value of the warrants does however comply with the requirements of SFAS 123.

Comment 93. PLEASE DISCLOSE THE AMOUNT OF DAMAGES, IF MATERIAL, BEING SOUGHT BY THE LANDLORD IN THE CIRCUIT COURT, MIAMI, FLORIDA.

RESPONSE

      The financial statements being resubmitted include modified wording identifying the amount of damages being sought.

Comment 94. PLEASE DISCLOSE THE MANDATORY DATE OF REDEMPTION OF YOUR SERIES C CONVERTIBLE PREFERRED SHARES.

RESPONSE

      The financial statements being resubmitted include modified wording identifying the mandatory date of redemption of the Series C convertible preferred stock as December 18, 2005.

Comment 95. PLEASE DISCLOSE THE CONVERSION RATES OF YOUR SERIES A AND B CONVERTIBLE PREFERRED SHARES.

RESPONSE

      The financial statements being resubmitted include a table identifying the conversion rates and corresponding conversion dates with respect to the Series A and B convertible preferred shares.

Comment 96. WITH RESPECT TO EACH CONVERTIBLE SECURITY THAT YOU ISSUED WITHIN ONE YEAR OF THE FILING DATE OF YOUR FORM S-1, PLEASE EXPLAIN TO US YOUR CONSIDERATION OF THE GUIDANCE IN EITF 98-5 AND EITF 00-27 WHEN ACCOUNTING FOR ANY BENEFICIAL CONVERSION FEATURES.

RESPONSE

Footnote 13 has been revised to include the following revision:

      Upon closing of an IPO, Series C Preferred Stock will automatically convert into the Company's common stock at the lesser of $3.15 or 75% of the offering price of the common stock. In addition, if warrants are issued in the IPO, the Series C Preferred Stockholders will be entitled to receive warrants identical in the same ratio as offered in the IPO. Upon successful completion of an IPO, the contingent beneficial conversion, if any, will be determined as such time.

      EITF 98-5 states "The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date 2 as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value)." Fair value as footnoted in paragraph 5 of EITF 98-5 states "the fair value is the amount by which the common stock or other securities can be bought or sold in a current transaction between willing parties". At the commitment date, we compared the conversion price to the fair value of the common stock or preferred stock, as applicable, which was based upon the offering price of the most recent private placement of the Company's common stock or preferred stock, as applicable. In doing so, we noted that the conversion price was not "in the money" and therefore not beneficial.

      As it relates to the Series C preferred stock, in accordance with paragraph 23 of EITF 00-27, the Company should wait until the contingent event to occur and compute the resulting number of shares that would be received upon conversion based upon the adjusted conversion price. At that point in time the beneficial conversion amount, if any, would be recognized in the period in which the triggering event occcurs.

Comment 97. PLEASE DISCLOSE ALL MATERIAL RELATED PARTY TRANSACTIONS. THE SIGNIFICANCE OF AN ITEM MAY BE INDEPENDENT OF ITS AMOUNT; THIS IS OFTEN THE CASE WITH RESPECT TO RELATED PARTY TRANSACTIONS, PLEASE DISCLOSE THE NATURE OF RELATIONSHIP AND DESCRIBE THE TRANSACTION, INCLUDING ALL INFORMATION NECESSARY FOR AN UNDERSTANDING OF ITS EFFECTS. FOR TRANSACTIONS ALREADY DESCRIBED IN DETAIL IN ANOTHER SECTION OF THE FINANCIAL STATEMENTS, PROVIDE A SUMMARY OF THE RELATED PARTY TRANSACTION AND CROSS-REFERENCE TO THE APPROPRIATE FOOTNOTE. REFER TO REGULATION S-X, RULE 4-08(k) AND RULE 102(u); ACCOUNTING DISCLOSURE RULES AND PRACTICES, 7.1.B.

RESPONSE

      The financial statements being resubmitted include a table summarizing the related party transactions disclosed elsewhere in the footnotes to the financial statements.

Comment 98. IT APPEARS THAT YOU HAVE DETERMINED THAT YOU OPERATE IN ONLY ONE SEGMENT. WE NOTE THAT YOU OPERATE IN DISTINCT GEOGRAPHIC LOCATIONS. TELL US HOW YOU DETERMINE YOUR OPERATING SEGMENTS AND HOW YOUR CHIEF OPERATING DECISION MAKER REVIEWS THIS INFORMATION. SPECIFICALLY DISCUSS WHAT IS THE MEASURE OF PROFIT AND LOSS REVIEWED BY THE CHIEF OPERATING DECISION MAKER. IF YOU HAVE AGGREGATED SEVERAL OPERATING SEGMENTS INTO ONE REPORTABLE SEGMENT, TELL US HOW DETERMINED THAT YOU MET THE CRITERIA FOR AGGREGATION IN PARAGRAPH 17 OF SEAS 131, INCLUDING THE REQUIREMENT THAT THE SEGMENTS HAVE SIMILAR ECONOMIC CHARACTERISTICS.

RESPONSE

      Under paragraph 4 of SFAS 131, "The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise's internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner." The Company currently operates under one reportable segment, whereby management employs one engineering department and operations center which oversees the operations of all its revenue streams. Although financial reports are generated for each of its joint ventures for local statutory purposes, the joint ventures are considered part of the one reportable segment. The Company has aggregated its joint ventures into the one reportable segment based upon its evaluation of the criteria of paragraph 17 of SFAS 131. Based upon these criteria the Company has determined the following:

      1. The nature of the services the Company provides is essentially the same across each of the operating segments

      2. The nature of the production process the Company utilizes to provide its services is the same for each of the operating segments

      3. The Company services similar types of customers across each of its operating segments.

      4.    The  Company   utilizes  the  same  methods  (i.e.  one  engineering
            department and operations center) to provide its services to its customers by each of its operating segments.

Comment 99. IN THE NEXT AMENDMENT REVISE YOUR STOCK OPTION FOOTNOTE TO DISCLOSE THE FOLLOWING INFORMATION FOR EQUITY INSTRUMENTS GRANTED DURING THE 12 MONTHS PRIOR TO THE DATE OF THE MOST RECENT BALANCE SHEET INCLUDED IN THE REGISTRATION
STATEMENT:

      o FOR EACH GRANT DATE, THE NUMBER OF OPTIONS OR SHARES GRANTED, THE EXERCISE PRICE, THE FAIR VALUE OF THE COMMON STOCK, AND THE INTRINSIC VALUE, IF ANY,

            PERCEPTION (THE NUMBER OF OPTIONS MAY BE AGGREGATED BY MONTH OR QUARTER AND THE INFORMATION PRESENTED AS WEIGHTED AVERAGE PER-SHARE AMOUNTS).

      o WHETHER THE VALUATION USED TO DETERMINE THE FAIR VALUE OF THE COMMON STOCK WAS CONTEMPORANEOUS OR RETROSPECTIVE.

      o IF THE VALUATION SPECIALIST WAS A RELATED PARTY, DISCLOSE A STATEMENT TO THAT FACT.

IN ADDITION, IF YOU DID NOT USE A CONTEMPORANEOUS VALUATION TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK, WE NOTE THAT THE BOARD OF DIRECTORS MUST HAVE RELIED ON ALTERNATIVE MEANS FOR DETERMINING THE FAIR VALUE OF YOUR COMMON STOCK. IF SO, PLEASE REVISE MD&A to disclose the following:

      o     A  DISCUSSION  OF  THE   SIGNIFICANT   FACTORS,   ASSUMPTIONS,   AND
            METHODOLOGIES USED IN DETERMINING FAIR VALUE AS NOTED IN YOUR RESPONSES

      o     A  DISCUSSION  OF  EACH  SIGNIFICANT  FACTOR   CONTRIBUTING  TO  THE
            DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED TO PRICE

      o THE VALUATION ALTERNATIVE SELECTED AND THE REASON MANAGEMENT CHOSE NOT TO OBTAIN A CONTEMPORANEOUS VALUATION BY AN UNRELATED VALUATION SPECIALIST.

RESPONSE

      As  noted   above,   the  fair  value  of  the   common   stock  was  made
contemporaneously which was based upon the offering price of the most recent private placement of the Company's common stock.

Comment 100. PLEASE DISCLOSE HERE, AND ELSEWHERE AS APPLICABLE, THE RIGHTS OF A HOLDER OF A CLASS A COMMON SHARE AND EXPLAIN HOW THIS SECURITY DIFFERS FROM YOUR COMMON STOCK.

RESPONSE

      The shares of class A common stock are identical in all respects to the common stock except that the shares of class A common stock are not transferable for a period of one year following the closing of the IPO. After one year, the shares of class A common stock will automatically convert into shares of common stock on a 1 for 1 basis.

Comment 101. PLEASE DISCUSS IN MD&A THE IMPACT OF THE NOVEMBER 2004 NOTE ISSUANCE AND THE REFINANCING DISCLOSED IN THE LAST PARAGRAPH ON PAGE P-53. IN LIGHT OF YOUR PER SHARE OFFERING PRICE, IT APPEARS THAT THERE IS A SIGNIFICANT BENEFICIAL CONVERSION FEATURE IN THE NOTES THAT MAY MATERIALLY IMPACT YOUR RESULTS OF OPERATIONS, PLEASE DISCLOSE YOUR ACCOUNTING FOR THIS TRANSACTION, AND ITS IMPLICATIONS ON YOUR RESULTS OF OPERATIONS, AND ADVISE US IN DETAIL.

RESPONSE

     The anticipated per share offering price is contingent upon a successful IPO which may or may not occur. As a result, the company has used contemporaneous evidence (ie stock price of most recent transaction) as the basis of the fair value of the common stock. (Please note there were third party transactions of common stock in December 2004 at $2.48 per share which further supports the reasonableness of the fair value.) Since the conversion price is greater than the fair value, no beneficial conversion feature exists and thus there will be no material impact on the results of operations.

Comment 102. PLEASE COMPLY WITH ALL OF THE ABOVE COMMENTS AS APPLICABLE.

RESPONSE

      Points 80-101 were considered and the necessary changes were made to the updated September 30, 2004 financial statements.

Comment 103. PLEASE UPDATE THE FINANCIAL STATEMENTS, AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

RESPONSE

      The financial statements have been updated as required by Rule 3-12 of Regulation S-X.

Comment 104. AN UPDATED ACCOUNTANT'S CONSENT SHOULD BE INCLUDED WITH ANY AMENDMENT TO THE FILING.

RESPONSE

      An updated consent is included with the filing.

Comment 105. ON A SUPPLEMENTAL BASIS, PLEASE ADVISE US WHEN THE SECONDARY OFFERING WILL TAKE PLACE IN RELATION TO THE INITIAL PUBLIC OFFERING. FOR EXAMPLE, WILL THE SELLING SHAREHOLDERS SELL THEIR WARRANTS CONCURRENTLY WITH THE COMPANY'S PRIMARY OFFERING OR WHILE THE COMPANY IS STILL IN REGISTRATION? IF NOT, HOW LONG AFTER THE PUBLIC OFFERING WILL

THE SECONDARY OFFERING COMMENCE? WE MAY HAVE FURTHER COMMENT UPON REVIEW OF YOUR RESPONSE.

      The warrants which are the securities being registered for the selling security holders, by the terms of the Series C Preferred Stock, are issuable upon the closing of the initial public offering (T plus 3). Therefore, the selling security holders will not be able to sell their securities until the completion of the firm commitment underwriting by the Company. At that time, there will be a market for the securities on AMEX in which they will be able to make "at market offerings." On the basis of this timing, the plan of distribution for the selling security holders will be at prevailing market prices in such market or privately negotiated transactions, as described.

Comment 106. ITEM 501 (b)(3) OF REGULATION S-IC REQUIRES THAT YOU INCLUDE THE PRICE RANGE OR THE FORMULA OR METHOD TO BE USED TO CALCULATE THE OFFERING PRICE. PLEASE INCLUDE A FIXED PRICE OR PRICE RANGE ACCORDING TO RULE 430A UNDER THE SECURITIES ACT PRIOR TO EFFECTIVENESS. THEN YOU MAY FILE A POST-EFFECTIVE AMENDMENT TO SWITCH TO A MARKET PRICE WHEN THE SHARES BEGIN TRADING ON A MARKET. ALTERNATIVELY, STATE THAT THE SELLING SHAREHOLDERS WILL SELL AT A PRICE OF $X.XX (OR A RANGE) PER SHARE UNTIL YOUR SHARES TRADE ON THE AMEX AND THEREAFTER THEY WILL SELF AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICE.

RESPONSE

      As is customary in initial public offerings, the Company's shares and warrants will begin trading on AMEX upon the execution of the underwriting agreement following effectiveness of the Registration Statement. We have modified the disclosure to clarify this.

PLAN OF DISTRIBUTION PAGE A-4

Comment 107. TELL US WHETHER ANY OF THE SELLING STOCKHOLDERS ARE BROKER-DEALERS OR AFFILIATES OF BROKER-DEALERS. WE MAY HAVE FURTHER COMMENTS.

RESPONSE

      None of the selling security holders are broker-dealers or affiliates of broker-dealers, except as follows:

The following persons who are listed as selling security holders have the following noted relationships with NASD member firms. None of the below listed member firms will be underwriters or syndicate members of the Fusion offering.

      Marvin Roson -- 20% owner of Diamond Edge Capital Holdings, LLC which owns 100% of the stock of Diamond Edge Partners, a member firm.

      David  Macchia  --  Registered   representative   with  Invest   Financial
Corporation, a member firm

      Mark Lieb -- President of Spectrum Asset Management Inc., a company owned by Princeton Financial Group, LLC, a member firm

      Leo Mindel Trust -- The trustee, Mrs. Meg Mindel, is married to Anthony Marchese, who is a 50% owner of Monarch Capital Group LLC, a member firm

      Insider Trader Fund -- Anthony Marchese, a general partner of the fund, is a 50% owner of Monarch Capital Group LLC, a member firm

      Nathaniel Kramer -- A principal of Allen & Company LLC, a member firm

      Howard Goldberg -- Invests in public shares of financial institutions and has identified owning shares in Merrill Lynch Pierce, Fenna & Smith and Bear Stearns & Co., Inc., the public holding companies that own, respectively, member firms

      E. Alan Brumberger -- President of Weinroth Capital Group, a member firm

      Andrew and Wen Gamba -- Each act as investment advisors to Joseph Stevens & Company, Inc., a member firm

      Terry Otton -- Has an investment in National Bank of Canada, which owns Putnam Lovell NBF Securities Inc., a member firm

      Donald Putnam -- Principal of Putnam Lovell NBF Securities Inc., a member firm

      Woodland Partners -- Owns Series A Preferred Stock of EarlyBirdCapital, Inc., a member firm

      Performance (Kellogg)

      Capital Group LLC -- A member firm

      Joseph Miller -- Father of an employee at Lazard Freres & Co., LLC, a member firm

      Each of these selling security holders acquired the shares of Class C Preferred Stock of Fusion in a private by Fusion on one of two closing dates:
December 19, 2003 or February 24, 2004.

Comment 108. PLEASE DISCLOSE THE NATURAL PERSONS) WHO EXERCISE INVESTMENT AND VOTING CONTROL OVER THE SHARES HELD BY EACH ENTITY OR NON-NATURAL PERSON LISTED AS A SELLING SECURITY HOLDER. SEE TELEPHONE INTERPRETATION 4s UNDER "REGULATION SOIC" IN OUR MARCH SUPPLEMENT TO OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE
INTERPRETATIONS,         AVAILABLE        ON        OUR        WEBSITE        AT
http://www.scc.gov/iaterps/telephone/phonesupplementl.htm.

RESPONSE

      We will provide the natural persons, who control the entities that are listed as selling stockholders upon amendment.

Comment 109. CLARIFY, IF TRUE, THAT THE SELLING SHAREHOLDERS ACQUIRED THE PURCHASE WARRANTS UPON CONVERSION OF THE SERIES C PREFERRED STOCK AT THE CLOSE OF THE INITIAL PUBLIC OFFERING.

RESPONSE

      The selling shareholders will acquire the purchase warrants upon conversion of the Series C Preferred Stock at the close of the Initial Pubic Offering (T plus 3). The terms of the preferred stock include an automatic conversion on the closing of the IPO. The following has been added to the prospectus alternative page, "Each selling security holder received his certificate for the Purchase Warrants upon conversion of the class C preferred stock, at the closing of our initial public offering."

Comment 110. SPECIFY WHEN IN 2004 THE COMPANY ISSUED SHARES OF SERIES C PREFERRED STOCK.

RESPONSE

      The requested disclosure has been added.

Comment 111. WE NOTE YOU REFER TO YOURSELF AS A "SMALL BUSINESS ISSUER" IN YOUR FOURTH UNDERTAKING YET IT APPEARS THAT YOU DO NOT FIT THE DEFINITION OF "SMALL BUSINESS ISSUER" IN RULE 405 OF REGULATION C. REVISE ACCORDINGLY.

RESPONSE

      We have revised the undertakings. Counsel apologizes for the mistake.

Comment 112. PLEASE PROVIDE THE UNDERTAKING REQUIRED BY ITEM 512(f) OF REGULATION S-I, OR TELL US WHY YOU DO NOT BELIEVE YOU ARE REQUIRED TO PROVIDE IT.

RESPONSE

      We have added the requested undertaking.

Comment 113. PLEASE FILE YOUR EXHIBITS AS SOON AS POSSIBLE. WITH YOUR NEXT AMENDMENT, PROVIDE US WITH AT LEAST DRAFT COPIES OF THE LEGALITY OPINION. WE WILL NEED ADEQUATE TIME TO REVIEW AND COMMENT UPON IT AND THE OTHER EXHIBITS.

RESPONSE

      All agreements which the Company believes are material have now been filed as an exhibit.

Comment 114. PLEASE ENSURE THAT YOUR EXHIBIT TABLE REFLECTS EACH EXHIBIT'S FILING STATUS. FOR EXAMPLE, THE TABLE CURRENTLY SUGGESTS THAT YOU WILL FILE
EXHIBIT 10.13 BY AMENDMENT, BUT IT APPEARS YOU ALREADY HAVE INCLUDED AN EXHIBIT 10.13.

RESPONSE

      We have revised the Exhibit table to correctly reflect each exhibits status.


      If you have any questions during your review please feel free to call me. Thank you.


                                                       Sincerely,

                                                       Arthur S. Marcus, Esq.